INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 8, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-022894) on behalf of the AXS Sustainable Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Long of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 30, 2020 and October 7, 2020, and by Ms. Samantha Brutlag of the Commission by telephone on September 11, 2020, regarding Post-Effective Amendment No. 218 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) with respect to the AXS Sustainable Income Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s registration statement (the “Amendment”) that will be filed separately.

The Registrant notes that the Fund will not offer Class S shares and all references have been removed from the Amendment.

SUMMARY SECTION

Fees and Expenses Table

1.	In Footnote 3 to the Fees and Expenses Table, please confirm that the contractual expense limitation agreement for the Fund is effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual expense limitation agreement for the Fund will be effective through January 31, 2022.

2.	The Fund’s principal investment strategies indicate that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm whether any acquired fund fees and expenses (“AFFE”) need to be added to the Fees and Expenses Table.

Response: The Registrant confirms that at the outset of the Fund, the Fund’s investments in ETFs are expected to be less than 0.01% of the average net assets of the Fund; therefore, no AFFE line item is currently necessary in the Fees and Expenses Table.

Principal Investment Strategies

3.	With respect to the Fund’s name, the term “sustainable” suggests investments in environmentally friendly companies or companies with strong environmental, social and governance (“ESG”) policies. Please revise the principal investment strategies to include an 80% policy for the Fund to indicate that 80% of the Fund’s net assets will be invested in securities of “environmentally friendly companies or companies with strong ESG policies” pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Commission’s staff stated in the adopting release that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. The Registrant believes the term “sustainable” in the Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy, that, among other things, seeks to identify companies with sustainable business models and analyzes the ESG characteristics of those companies. Accordingly, the Registrant does not believe it is required to incorporate an 80% policy with respect to the Fund’s investments in environmentally friendly companies or companies with strong ESG policies. The Registrant further notes that a number of other funds include the term “ESG” in their name and do not have an 80% policy in their prospectuses relating to their investments in ESG companies.

4.	Please explain in greater detail the Fund’s definition of ESG and its specific ESG areas of focus, as well as the criteria it uses in determining which issuers it considers having such ESG characteristics. In addition, please disclose whether the Fund uses a third-party, a proprietary screen or some combination of both in conducting its due diligence with respect to its screening criteria.

Response: The Registrant has replaced the fifth paragraph in the Principal Investment Strategies section with the following:

In selecting investments for the Fund’s portfolio, the Sub-Advisor utilizes an integrated “top-down, bottom-up” investment process based on the Sub-Advisor’s consideration of economic conditions; market risks; the impact of broad economic conditions, market conditions and risks on industry sectors; the assessment of market sentiment; technical indicators, such as trading depth, breadth and current holders; and deep fundamental analysis of an issuer’s financial statements and business model. Using a proprietary model of evaluating groupings or “buckets” of securities based on similar market-type behavior and characteristics, the Sub-Advisor sets target positioning for different levels of risk and further focuses on potential investments that the Sub-Advisor believes offer optimal risk and return opportunities for the Fund. The Sub-Advisor performs technical analysis to identify relative and absolute value opportunities in the markets. The Sub-Advisor seeks to identify companies with sustainable business models which includes companies with one or more of the following characteristics: generally stable and/or improving cash flows, cash generation in excess of fixed financial obligations, asset value sufficiently robust to support outstanding debt, transparent governance and management teams that exhibit a commitment to improving the issuer’s creditworthiness.

As part of the Sub-Advisor’s overall investment process, the Sub-Advisor integrates environmental, social and governance (“ESG”) factors or criteria to identify risks and opportunities that may impair or enhance an issuer’s ability to service its debt obligations. This integrated ESG investment process is applied to each issuer considered for the Fund’s portfolio and embodies a broader view of risk that extends beyond a company’s financial statements to include its reputation and governance principles, as well as its impact and relationship with the environment, its workforce, its customers and society. The Sub-Advisor believes that companies that manage ESG factors related to their businesses and market environments have better opportunities to be rewarded in the market with a lower cost of capital, lower default risk and the potential to generate excess returns. The Sub-Advisor has adopted a proprietary scoring methodology that assigns an ESG score to help summarize key ESG factors the Sub-Advisor deems material. The Sub-Advisor also utilizes third-party research in evaluating a company’s ESG profile. Typically, environmental considerations include greenhouse gas emissions, energy efficiency, natural resource use, waste management and deforestation. Social considerations include human rights and labor standards, product safety, employee welfare and benefits, union relations and gender and racial equality. Governance considerations include corporate governance, board diversity, business ethics, compensation structures, corporate social responsibility and shareholder rights. The Sub-Advisor’s ESG screening process is designed to largely exclude issuers that it believes are inconsistent with the goals and objectives expressed in the UN Global Compact or Sustainable Development Goals, particularly as it relates to climate change risk, which may change over time. The Sub-Advisor also engages in active dialogues with company management teams to further inform its investment decision-making.

5.	Please disclose if the Fund’s ESG criteria is applied to every investment or only some investments, including whether it is one factor for consideration or one of many factors used in selecting investments for the Fund.

Response: As indicated in the response to comment #4 above, ESG criteria is applied to every investment and is one of many factors used in evaluating a potential investment for the Fund.

6.	Please explain how the Fund will approach relevant ESG proxy issues for its portfolio companies or explain why such disclosure is unnecessary.

Response: The Registrant believes that such disclosure is unnecessary and unlikely to be useful to investors or prospective investors, as the Fund will invest primarily in corporate debt securities which generally do not carry proxy voting rights.

Principal Risks

7.	Please consider adding more disclosure from the Fund’s Item 9 “LIBOR Risk” to the “LIBOR Risk” contained in the Fund’s Summary Section, including that the transition from LIBOR may impact the Fund’s investments.

Response: The Registrant has revised the “LIBOR risk” disclosure in the Fund’s Summary Section as follows:

LIBOR risk. Many financial instruments, financings or other transactions to which the Fund may be a party use or may use a floating rate based on the London Interbank Offered Rate (“LIBOR”). In July 2017, the Financial Conduct Authority, the United Kingdom’s financial regulatory body, announced that after 2021 it will cease its active encouragement of banks to provide the quotations needed to sustain LIBOR. Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain securities and transactions to a new benchmark. The transition process may lead to increased volatility and illiquidity in markets for instruments the terms of which are based on LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedged placed on existing LIBOR-based investments. Further, the Fund’s investments in certain instruments such as floating rate bonds and syndicated bank loans may be subject to risks associated with the use of LIBOR. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. Any of these factors may adversely affect the Fund’s performance or net asset value (“NAV”).

Principal Risks

8.	In the “Foreign investment risk” disclosure please consider listing which of the Fund’s eligible investments are connected to LIBOR.

Response: The Registrant has added a sentence to the “LIBOR risk” disclosure that states “[f]urther, the Fund’s investments in certain instruments such as floating rate bonds and syndicated bank loans may be subject to risks associated with the use of LIBOR.” The Registrant believes that the sentence is appropriate in the “LIBOR risk” disclosure because LIBOR may be utilized as a benchmark interest rate for both domestic and foreign investments alike.

9.	The last sentence in the “Foreign investment risk” states, “[e]merging markets tend to be more volatile than the markets of more mature economies and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries.” Please add disclosure to the Principal Investments Strategies section regarding investments in emerging markets if such investments are part of the Fund’s principal strategies.

Response: The Fund does not intend to invest in emerging markets as part of its principal investment strategies. Accordingly, the Registrant has removed all references to emerging markets in the Item 4 and Item 9 “Foreign investment risk” disclosures.

10.	Please confirm whether investments in small-cap and mid-cap companies are part of the Fund’s principal investment strategies and if so, please add applicable disclosure to the Principal Investment Strategies section. Otherwise, please remove “Small-Cap and Mid-Cap Company Risk” as a principal risk.

Response: “Small-Cap and Mid-Cap Company Risk” is not a principal risk of the Fund. Accordingly, the Registrant has removed this risk factor in the Item 4 and Item 9 disclosures.

Performance

11.	Please confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (1) confirm that the SKY Harbor Short Duration High Yield Partners, L.P. (the “Predecessor Fund”) was created for the purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other accounts or funds that were materially equivalent to the Predecessor Fund managed by the advisor, and if there were, explain why those accounts or funds were not selected for conversion into the new Fund and why the Predecessor Fund was; (3) confirm what section of the 1940 Act the Predecessor Fund relied upon to be exempt from registration; (4) confirm whether the Predecessor Fund will transfer substantially all of its assets to the new Fund; (5) confirm whether the advisor for the Fund was the advisor for the Predecessor Fund for the entire period; (6) confirm whether the advisor believes that the Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986; and (7) confirm the advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: (1) The Registrant obtained confirmation from SKY Harbor Capital Management, LLC (“Sky Harbor”), the Fund’s sub-advisor, that the Predecessor Fund was created as a vehicle for generating current income and capital preservation for SKY Harbor’s private account clients, and not for the purpose of establishing a performance record. The Predecessor Fund commenced operations on February 1, 2013.

(2) The Registrant has obtained confirmation from SKY Harbor that there were no other materially equivalent accounts or funds managed by SKY Harbor that were available for conversion into the Fund. SKY Harbor has represented that it currently provides investment management services to separately managed accounts that have similar objectives and policies as the Fund. These accounts were not selected because they are individual accounts rather than pooled vehicles.

(3) Prior to the conversion into the Fund, the Predecessor Fund relied on the exemption from registration under Section 3(c)(7) of the 1940 Act.

(4) The Registrant confirms that the Predecessor Fund will transfer all of its assets to the Fund.

(5) The Registrant confirms that SKY Harbor has served as the advisor to the Predecessor Fund since it commenced operations.

(6) The Registrant obtained confirmation from SKY Harbor that it believes the Predecessor Fund, although not required to, likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code or could have made adjustments to fund investments to comply with those restrictions without having caused the predecessor fund to materially deviate from its investment objective or strategy.

(7) The Registrant obtained confirmation from SKY Harbor that it has the records to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Advisers Act.

12.	The Performance section discusses the performance of the Predecessor Fund. Please confirm whether the Predecessor Fund considered ESG in a materially equivalent way as the Fund.

Response: The Registrant obtained confirmation from SKY Harbor that the Predecessor Fund was materially equivalent to the Fund in the Investment Objective and Principal Investment Strategies (i.e., seeking to generate current income, and investing in U.S. denominated corporate bonds) and utilized SKY Harbor’s investment process which integrates ESG material factors.

13.	Please disclose how the returns are presented – net of the Predecessor Fund’s fees and expenses or if the returns were adjusted to reflect the Fund’s expenses. The returns may only be adjusted using the Fund’s expenses if the Fund’s expenses are equal to or higher than the Predecessor Fund fees and expenses.

Response: The Registrant has added the sentence below:

The Predecessor Fund’s performance has been adjusted to reflect the Fund’s expenses as set forth in the Fees and Expenses table, which are higher than the Predecessor Fund’s expenses.

14.	Since the Fund is adopting the performance of the Predecessor Fund, the Average Annual Total Returns should reflect the prior performance for each shares class of the Fund, not just the share class receiving the assets from the Predecessor Fund.

Response: The Registrant has replaced the Average Annual Total Returns table with the following:

Average Annual Total Returns (for periods ended December 31, 2019)	One Year	Five Years	Since Inception (02/01/2013)
Class I - Return Before Taxes	8.40%	3.42%	2.82%
Class I - Return After Taxes on Distributions*	8.40%	3.42%	2.82%
Class I - Return After Taxes on Distributions and Sale of Fund Shares*	4.97%	2.65%	2.19%
Class A – Return Before Taxes	8.13%	3.16%	2.56%
ICE BofA 1-3 Year US Corporate & Government Index (B1A0) (reflects no deduction for fees, expenses or taxes)	4.07%	1.69%	1.43%

*	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I shares only and after-tax returns for classes other than Class I will vary form returns shown for Class I shares.

15.	Describe supplementally whether SKY Harbor made any investment strategy changes to the Predecessor Fund within the one-year period prior to the filing of the Fund’s Registration Statement on July 28, 2020 and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (for example, transfer of assets or cash infusions) of the Predecessor Fund within the one-year period prior to the date the Fund’s Registration Statement was filed. Further, if any investor in the Predecessor Fund redeemed from the Predecessor Fund within the one-year period prior to the date the Fund’s Registration Statement was filed, please disclose if the investor was able to invest in another account with similar investment strategies to that of the Predecessor Fund.

Response: (1) The Registrant has received confirmation from SKY Harbor that there were no investment strategy changes to the Predecessor Fund within the one-year period prior to July 28, 2020.

(2) The Registrant has also received confirmation from SKY Harbor that there were two redemptions within the one-year period prior to July 28, 2020. The first redemption occurred at the end of March 2020 and comprised approximately 8% of the Predecessor Fund’s assets and the second redemption occurred in May 2020 and comprised approximately 11% of the Predecessor Fund’s assets.

(3) In both instances, the limited partners that redeemed from the Predecessor Fund did not reinvest the assets in another account or vehicle managed by SKY Harbor.

MORE INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

16.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

17.	Please consider adding the second sentence from the Item 9 “ESG risk” disclosure that reads “[i]n evaluating an investment, the Sub-Advisor is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could adversely affect the analysis of the ESG factors relevant to a particular investment” to the “ESG risk” disclosure in the Summary Section.

Response: The Registrant has added the sentence to the “ESG risk” factor contained in the Fund’s Summary Section.

APPENDIX A – WAIVERS AND DISCOUNTS AVAILABLE FROM INTERMEDIARIES

18.	Please confirm that Appendix A includes all available waivers and discounts for the Fund.

Response: The Registrant confirms that Appendix A includes all available waivers and discounts for the Fund.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

19.	Please include the Predecessor Fund’s audited full schedule of investments with each investment listed. In addition, please add the unaudited schedule of investments for the period ended June 30, 2020.

Response: The Registrant has included the requested information in the Fund’s SAI.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary